

Supplemental Operating and Financial Data

December 31, 2009



Fourth Quarter 2009

Franklin Street Properties Corp.
401 Edgewater Place
Suite 200
Wakefield, MA 01880
781-557-1300
www.franklinstreetproperties.com

Table of Contents



All financial information contained in this supplemental information package is unaudited. In addition, certain statements contained in this supplemental information package may be deemed to be forward-looking statements within the meaning of the federal securities laws. Although FSP believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that could cause actual results to differ materially from FSP's current expectations include general economic conditions, local real estate conditions, the performance of properties that FSP has acquired or may acquire, the timely lease-up of properties and other risks, detailed from time to time in FSP's SEC reports. FSP assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Company Overview

Overview

Franklin Street Properties Corp. (FSP) (NYSE Amex: FSP) is an investment firm focused on achieving current income and long-term growth through investments in commercial properties. FSP's portfolio of real estate assets consists primarily of suburban office buildings and includes select investments in central business district (CBD) properties. FSP's real estate operations include property acquisitions and dispositions, interim acquisition and short-term financing, leasing, development and asset management. FSP's subsidiary, FSP Investments LLC (member, FINRA and SIPC), is a real estate investment banking firm and registered broker/dealer.

Our Business

FSP operates in two business segments and has two principal sources of revenue; real estate operations and investment banking/investment services. Real estate operations include rental income from real estate leasing, interest income from loans made for interim acquisition or other purposes, and fee income from asset management. Investment banking/investment services generate brokerage commissions, loan origination fees, development services and other fees related to the organization of single-purpose entities that own real estate and the private placement of equity in those entities.

Strategy

FSP's investment strategy is to make selective acquisitions based on market and/or property specific criteria, actively manage the property to maximize its value and dispose of the property when the ideal time or situation arises. Proceeds from property sales are redeployed into other specific real estate assets, used for other corporate purposes and/or paid out to shareholders as special dividends. Unlike many real estate investment companies, which have utilized significant leverage in an attempt to enhance their real estate portfolio's returns, FSP has used very moderate leverage. FSP's historical growth has been achieved without the use of permanent mortgage debt on any of our properties. This model has significantly reduced FSP's risk profile by reducing foreclosure, financing and refinancing risk. The Company's strategy is to employ modest leverage to accelerate its growth and capitalize on market conditions and opportunities as they arise. In addition, FSP believes that it can lower investment risk while enhancing current income and long-term appreciation potential by owning properties in diversified geographic locations that have sound long-term economic growth potential.

Snapshot
(as of December 31, 2009)

Corporate Headquarters	Wakefield, MA
Fiscal Year-End	31-Dec
Total Properties	32
Total Square Feet	5.9 Million
Common Shares Outstanding	79,680,705
Quarterly Dividend	$0.19
Dividend Yield	5.20%
Total Market Capitalization	$1,164 Million
Insider Holdings	13.0%


ONE OVERTON PARK

Company Overview

Structure of the Company

FSP has elected to be taxed as a Real Estate Investment Trust (REIT) under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income to our shareholders. Management intends to continue to adhere to these requirements and to maintain our REIT status. As a REIT we are entitled to a tax deduction for some or all of the dividends we pay to shareholders. Accordingly, we generally will not be subject to federal income taxes as long as we distribute an amount equal to or in excess of our taxable income to shareholders.

Dividend Philosophy

FSP has been able to offer shareholders high-quality, risk-adjusted returns. The ongoing and recurring rental revenue stream provides stability to our regular quarterly dividend. In addition, the possibility exists for the payment of annual special dividends resulting from the sale of properties in the portfolio and the income from FSP's investment banking business.

Board of Directors and Management

George J. Carter
President, Chief Executive Officer
Chairman of the Board

Barbara J. Fournier
Executive Vice President, Chief Operating Officer, Treasurer, Secretary and Director

Janet Notopoulos
Executive Vice President and Director

John N. Burke
Director
Chair, Audit Committee
Member, Compensation Committee

Dennis J. McGillicuddy
Director
Member, Audit Committee
Member, Compensation Committee

Georgia Murray
Director
Chair, Compensation Committee
Member, Audit Committee

Barry Silverstein
Director
Member, Audit Committee
Member, Compensation Committee

Scott H. Carter
Executive Vice President, General Counsel and Assistant Secretary

John G. Demeritt
Executive Vice President and Chief Financial Officer

William W. Gribbell
Executive Vice President

R. Scott MacPhee
Executive Vice President





Corporate Headquarters
401 Edgewater Place, Suite 200
Wakefield, MA 01880
(t) 781-557-1300
(f) 781-246-2807
www.franklinstreetproperties.com

Trading Symbol
NYSE Amex
Symbol: FSP

Inquiries
Inquires should be directed to:
John Demeritt, CFO
877-686-9496 or InvestorRelations@franklinstreetproperties.com

Common Stock Data (NYSE Amex: FSP)

	For the Three Months Ended							
	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
High Price	15.36	15.20	14.84	14.88	15.00	14.80	16.19	15.78
Low Price	10.35	12.00	11.43	9.57	8.13	11.05	12.33	11.40
Closing Price, at the end of the quarter	14.61	13.10	13.25	12.30	14.75	13.00	12.64	14.32
Dividends paid per share – quarterly	0.19	0.19	0.19	0.19	0.19	0.19	0.31	0.31
Closing dividend yield – annualized	5.2%	5.8%	5.7%	6.2%	5.2%	5.8%	9.8%	8.7%
Common shares outstanding (millions)	79.68	79.68	70.48	70.48	70.48	70.48	70.48	70.48

Timing

Quarterly results are expected to be announced during the week ending on these dates:

First Quarter:	30-Apr-10	Third Quarter:	5-Nov-10
Second Quarter:	6-Aug-10	Fourth Quarter:	25-Feb-11



Financial Highlights
(in thousands, except per share data)

	For the Three Months Ended				For the Year Ended	For the Three Months Ended				For the Year Ended
	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	31-Dec-09	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	31-Dec-08
Income Items:										
Revenue:										
Rental	$ 29,818	$ 29,254	$ 31,702	$ 31,300	$ 122,074	$ 26,656	$ 27,700	$ 27,927	$ 28,915	$ 111,198
Related party revenue	583	860	371	4,434	6,248	934	6,818	984	410	9,146
Other	18	18	19	6	61	20	19	13	20	72
Total revenue	30,419	30,132	32,092	35,740	128,383	27,610	34,537	28,924	29,345	120,416
Total expenses	23,738	25,821	25,912	28,134	103,605	21,695	24,538	22,658	23,548	92,439
Income before interest income, equity in earnings in non-consolidated REITs and taxes	6,681	4,311	6,180	7,606	24,778	5,915	9,999	6,266	5,797	27,977
Interest income	36	36	16	9	97	303	176	177	89	745
Equity in earnings in non-consolidated REITs	792	443	475	284	1,994	793	694	679	580	2,746
Income before taxes	7,509	4,790	6,671	7,899	26,869	7,011	10,869	7,122	6,466	31,468
Income tax expense (benefit)	(299)	(75)	(270)	65	(579)	(375)	335	(297)	(153)	(490)
Income from continuing operations	7,808	4,865	6,941	7,834	27,448	7,386	10,534	7,419	6,619	31,958
Income from discontinued operations	-	-	-	-	-	-	-	-	-	-
Gain on sale of assets	-	-	-	424	424	-	-	-	-	-
Net income	$ 7,808	$ 4,865	$ 6,941	$ 8,258	$ 27,872	$ 7,386	$ 10,534	$ 7,419	$ 6,619	$ 31,958
FFO+GOS*:										
FFO	$ 17,338	$ 17,409	$ 17,537	$ 19,075	$ 71,359	$ 15,637	$ 20,283	$ 17,085	$ 16,199	$ 69,204
GOS	-	-	-	424	424	-	-	-	-	-
FFO+GOS	$ 17,338	$ 17,409	$ 17,537	$ 19,499	$ 71,783	$ 15,637	$ 20,283	$ 17,085	$ 16,199	$ 69,204
Per Share Data:										
EPS	$ 0.11	$ 0.07	$ 0.10	$ 0.10	$ 0.38	$ 0.10	$ 0.15	$ 0.11	$ 0.09	$ 0.45
FFO	0.25	0.25	0.25	0.24	0.98	0.22	0.29	0.24	0.23	0.98
GOS	-	-	-	-	-	-	-	-	-	-
FFO+GOS	0.25	0.25	0.25	0.24	0.98	0.22	0.29	0.24	0.23	0.98
Weighted Aveage Shares (diluted)	70,481	70,481	71,281	79,681	73,001	70,481	70,481	70,481	70,481	70,481
Balance Sheet Items:										
Real estate, net	$ 839,826	$ 869,557	$ 926,555	$ 921,833	$ 921,833	$ 787,398	$ 815,710	$ 812,438	$ 844,058	$ 844,058
Other assets, net	178,682	195,939	219,220	233,933	233,933	196,664	186,647	184,622	181,375	181,375
Total assets, net	1,018,508	1,065,496	1,145,775	1,155,766	1,155,766	984,062	1,002,357	997,060	1,025,433	1,025,433
Total liabilities, net	175,075	229,903	201,796	218,492	218,492	107,907	137,517	138,192	176,346	176,346
Shareholders' equity	843,433	835,593	943,979	937,274	937,274	876,155	864,840	858,868	848,997	848,997

* See page 27 for a reconciliation of Net Income to FFO and FFO+GOS and page 28 for definitions of FFO and FFO+GOS

Total Profits* by Segment
(in thousands)



Shareholder Equity per Share



■ Fee income from real estate banking
■ Gain on sale of properties
■ Rental income from properties

* See page 27 for a reconciliation of Net Income to FFO and FFO+GOS (Total Profits) and page 28 for definitions of FFO and FFO+GOS



Condensed Consolidated Income Statements
($ in thousands, except per share amounts)

	For the Three Months Ended				For the Year Ended	For the Three Months Ended				For the Year Ended
	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	31-Dec-09	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	31-Dec-08
Revenue:										
Rental	$ 29,818	$ 29,254	$ 31,702	$ 31,300	$ 122,074	$ 26,656	$ 27,700	$ 27,927	$ 28,915	$ 111,198
Related party revenue:										
Syndication fees	10	29	-	2,389	2,428	205	3,257	304	-	3,766
Transaction fees	28	514	1	1,537	2,080	168	3,138	300	35	3,641
Management fees and interest income from loans	545	317	370	508	1,740	561	423	380	375	1,739
Other	18	18	19	6	61	20	19	13	20	72
Total revenue	**30,419**	**30,132**	**32,092**	**35,740**	**128,383**	**27,610**	**34,537**	**28,924**	**29,345**	**120,416**
Expenses:										
Real estate operating expenses	7,280	7,144	7,752	8,646	30,822	6,698	7,116	7,159	8,026	28,999
Real estate taxes and insurance	4,829	4,686	5,364	4,349	19,228	4,279	4,505	4,590	4,366	17,740
Depreciation and amortization	7,914	10,225	8,801	9,353	36,293	7,359	7,591	7,666	7,744	30,360
Selling, general and administrative	2,008	2,127	2,243	2,513	8,891	2,009	2,621	1,927	1,711	8,268
Commissions	130	40	8	1,623	1,801	158	1,654	208	131	2,151
Interest	1,577	1,599	1,744	1,650	6,570	1,192	1,051	1,108	1,570	4,921
Total expenses	**23,738**	**25,821**	**25,912**	**28,134**	**103,605**	**21,695**	**24,538**	**22,658**	**23,548**	**92,439**
Income before interest income, equity in earnings of non-consolidated REITs and taxes	6,681	4,311	6,180	7,606	24,778	5,915	9,999	6,266	5,797	27,977
Interest income	36	36	16	9	97	303	176	177	89	745
Equity in earnings of non-consolidated REITs	792	443	475	284	1,994	793	695	679	580	2,747
	7,509	4,790	6,671	7,899	26,869	7,011	10,870	7,122	6,466	31,469
Income tax expense (benefit)	(299)	(75)	(270)	65	(579)	(375)	335	(297)	(153)	(490)
Income from continuing operations	7,808	4,865	6,941	7,834	27,448	7,386	10,535	7,419	6,619	31,959
Gain on sale of assets	-	-	-	424	424	-	-	-	-	-
Net income	**$ 7,808**	**$ 4,865**	**$ 6,941**	**$ 8,258**	**$ 27,872**	**$ 7,386**	**$ 10,535**	**$ 7,419**	**$ 6,619**	**$ 31,959**
Weighted average number of shares outstanding, basic and diluted	70,481	70,481	71,281	79,681	73,001	70,481	70,481	70,481	70,481	70,481
Earnings per share, basic and diluted, attributable to:										
Continuing operations	$ 0.11	$ 0.07	$ 0.10	$ 0.10	$ 0.38	$ 0.10	$ 0.15	$ 0.11	$ 0.09	$ 0.45
Gains on sales of assets	-	-	-	-	-	-	-	-	-	-
Net income per share, basic and diluted	**$ 0.11**	**$ 0.07**	**$ 0.10**	**$ 0.10**	**$ 0.38**	**$ 0.10**	**$ 0.15**	**$ 0.11**	**$ 0.09**	**$ 0.45**



*See page 27 for a reconciliation of Net Income to FFO and FFO+GOS and page 28 for definitions of FFO and FFO+GOS



Condensed Consolidated Balance Sheets
(in thousands)

		March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009		March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Assets:										
Real estate assets:										
Land	$	107,153 $	114,677 $	126,695 $	126,447	$	99,140 $	100,440 $	100,440 $	107,153
Buildings and improvements		812,470	840,605	891,918	894,012		745,488	778,107	780,276	810,732
Fixtures and equipment		299	310	310	328		219	219	301	299
		919,922	955,592	1,018,923	1,020,787		844,847	878,766	881,017	918,184
Less accumulated depreciation		80,096	86,035	92,368	98,954		57,449	63,056	68,579	74,126
Real estate assets, net		839,826	869,557	926,555	921,833		787,398	815,710	812,438	844,058
Acquired real estate leases, net		26,042	38,996	48,003	44,757		30,826	30,905	28,024	28,518
Investment in non-consolidated REITs		82,388	94,579	93,936	92,910		86,235	84,609	83,896	83,046
Assets held for syndication, net		13,004	-	-	4,827		24,593	14,039	13,335	13,254
Cash and cash equivalents		27,650	24,542	26,385	27,404		32,227	34,386	34,527	29,244
Restricted cash		336	335	331	334		336	336	336	336
Tenant rent receivables, net		1,084	720	1,400	1,782		1,694	989	1,174	1,329
Straight-line rent receivable, net		9,190	9,219	9,724	10,754		7,638	7,894	8,255	8,816
Prepaid expenses		2,253	2,267	3,430	2,594		1,654	1,061	2,922	2,206
Related party mortgage loan receivable		4,725	12,115	23,264	36,535		1,000	1,000	1,125	1,125
Other assets		1,517	2,271	1,860	1,228		880	919	663	2,687
Deferred leasing commissions, net		10,493	10,895	10,887	10,808		9,581	10,509	10,365	10,814
Total assets	$	**1,018,508** $	**1,065,496** $	**1,145,775** $	**1,155,766**	$	**984,062** $	**1,002,357** $	**997,060** $	**1,025,433**
Liabilities and Stockholders' Equity:										
Liabilities:										
Bank note payable	$	72,468 $	124,038 $	91,008 $	109,008	$	84,750 $	109,995 $	105,118 $	67,468
Term loan payable		75,000	75,000	75,000	75,000		-	-	-	75,000
Accounts payable and accrued expenses		17,687	21,252	25,351	23,787		16,633	18,984	24,945	22,297
Accrued compensation		250	500	750	1,416		415	1,845	1,652	1,654
Tenant security deposits		1,795	1,765	1,757	1,808		1,923	1,810	1,823	1,874
Other liabilities: derivative termination value		3,080	2,394	2,269	2,076		-	-	-	3,099
Acquired unfavorable real estate leases, net		4,795	4,954	5,661	5,397		4,186	4,883	4,654	5,044
Total liabilities		**175,075**	**229,903**	**201,796**	**218,492**		**107,907**	**137,517**	**138,192**	**176,436**
Commitments and contingencies										
Stockholders' Equity:										
Preferred stock		-	-	-	-		-	-	-	-
Common stock		7	7	8	8		7	7	7	7
Additional paid-in capital		889,019	889,019	1,003,729	1,003,713		889,019	889,019	889,019	889,019
Accumulated other comprehensive loss		(3,080)	(2,394)	(2,269)	(2,076)		-	-	-	(3,099)
Accumulated distributions in excess of accumulated earnings		(42,513)	(51,039)	(57,489)	(64,371)		(12,871)	(24,186)	(30,158)	(36,930)
Total stockholders' equity		**843,433**	**835,593**	**943,979**	**937,274**		**876,155**	**864,840**	**858,868**	**848,997**
Total liabilities and stockholders' equity	$	**1,018,508** $	**1,065,496** $	**1,145,775** $	**1,155,766**	$	**984,062** $	**1,002,357** $	**997,060** $	**1,025,433**



Condensed Consolidated Statements of Cash Flows
(in thousands)

	Twelve Months ended December 31		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 27,872	$ 31,959	$ 61,085
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Gains on assets sold	(424)	-	(23,789)
Depreciation and amortization expense	36,561	30,444	30,563
Amortization of above market lease	3,359	4,283	4,948
Equity in earnings (losses) from non-consolidated REITs	(2,012)	(2,747)	472
Distributions from non-consolidated REITs	5,628	5,348	1,806
Increase in bad debt reserve	111	79	(3)
Changes in operating assets and liabilities:			
Restricted cash	2	-	425
Tenant rent receivables	(564)	64	971
Straight-line rents	(1,879)	(1,406)	(3,359)
Prepaid expenses and other assets	907	(901)	374
Accounts payable and accrued expenses	2,760	448	1,884
Accrued compensation	(238)	90	(1,079)
Tenant security deposits	(66)	-	130
Payment of deferred leasing commissions	(2,659)	(3,353)	(4,314)
Net cash provided by operating activities	**69,358**	**64,308**	**70,114**
Cash flows from investing activities:			
Purchase of real estate assets, office computers and			
furniture, capitalized merger costs and acquired real estate leases	(132,323)	(78,396)	(81,620)
Investment in non-consolidated REITs	(13,218)	(10)	(82,831)
Investment in related party mortgage loan receivable	(35,410)	(1,125)	-
Redemption of certificate of deposit	-	-	5,143
Changes in deposits on real estate assets	-	(1,300)	-
Investment in assets held for syndication, net	8,159	12,236	(22,093)
Proceeds received on sales of real estate assets	672	-	96,102
Net cash used in investing activities	**(172,120)**	**(68,595)**	**(85,299)**
Cash flows from financing activities:			
Distributions to stockholders	(55,313)	(70,481)	(87,662)
Proceeds from equity offering, net	114,695	-	-
Purchase of treasury shares	-	-	(4,767)
Borrowings (repayments) under bank note payable, net	41,540	(17,282)	84,750
Borrowings under term note payable	-	75,000	-
Deferred financing costs	-	(694)	(121)
Net cash (used in) provided by financing activities	**100,922**	**(13,457)**	**(7,800)**
Net decreases in cash and cash equivalents	(1,840)	(17,744)	(22,985)
Cash and cash equivalents, beginning of period	29,244	46,988	69,973
Cash and cash equivalents, end of period	**$ 27,404**	**$ 29,244**	**$ 46,988**



Segment Information*
($ in thousands except per share amounts)

	Three Months Ended December 31, 2009			Year Ended December 31, 2009			Three Months Ended December 31, 2008			Year Ended December 31, 2008		
	Real Estate	Investment Banking	Total	Real Estate	Investment Banking	Total	Real Estate	Investment Banking	Total	Real Estate	Investment Banking	Total
Revenue:												
Rental Income	$ 31,300 $	- $	31,300	$ 122,074 $	- $	122,074	$ 28,915 $	- $	28,915	$ 111,198 $	- $	111,198
Syndication Fees	-	2,389	2,389	-	2,428	2,428	-	-	-	-	3,766	3,766
Transaction Fees	-	1,537	1,537	-	2,080	2,080	-	35	35	-	3,641	3,641
Management Fees & Interest Income	508	-	508	1,740	-	1,740	375	-	375	1,739	-	1,739
Other Income	6	-	6	61	-	61	20	-	20	72	-	72
Total Revenue	31,814	3,926	35,740	123,875	4,508	128,383	29,310	35	29,345	113,009	7,407	120,416
Expenses												
Rental Operating Expenses	8,646	-	8,646	30,822	-	30,822	8,026	-	8,026	28,999	-	28,999
Real Estate Taxes and Insurance	4,349	-	4,349	19,228	-	19,228	4,365	-	4,365	17,740	-	17,740
Depreciaton and Amortization	9,315	38	9,353	36,170	123	36,293	7,712	32	7,744	30,222	138	30,360
Selling, general and administrative	1,359	1,154	2,513	4,828	4,063	8,891	854	857	1,711	4,228	4,040	8,268
Commissions and Broker Expenses	-	1,623	1,623	-	1,801	1,801	100	31	131	100	2,051	2,151
Interest & Commitment Fees	1,650	-	1,650	6,570	-	6,570	1,570	-	1,570	4,921	-	4,921
Total Expenses	25,319	2,815	28,134	97,618	5,987	103,605	22,627	920	23,547	86,210	6,229	92,439
Income before Equity, Interest and Taxes	6,495	1,111	7,606	26,257	(1,479)	24,778	6,683	(885)	5,798	26,799	1,178	27,977
Interest Income	8	1	9	93	4	97	80	8	88	709	36	745
Equity Income SARs	284	-	284	1,994	-	1,994	580	-	580	2,747	-	2,747
Income before Taxes	6,787	1,112	7,899	28,344	(1,475)	26,869	7,343	(877)	6,466	30,255	1,214	31,469
Income Taxes	56	9	65	249	(828)	(579)	65	(218)	(153)	247	(737)	(490)
Income from continuing operations	6,731	1,103	7,834	28,095	(647)	27,448	7,278	(659)	6,619	30,008	1,951	31,959
Income from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Gain on sale of assets	424	-	424	424	-	424	-	-	-	-	-	-
Net Income (loss)	$ 7,155 $	1,103 $	8,258	$ 28,519 $	(647) $	27,872	$ 7,278 $	(659) $	6,619	$ 30,008 $	1,951 $	31,959
Funds From Operations (FFO)*												
Net Income	$ 7,155 $	1,103 $	8,258	$ 28,519 $	(647) $	27,872	$ 7,278 $	(659) $	6,619	$ 30,008 $	1,951 $	31,959
Gain on sale of assets, net	(424)	-	(424)	(424)	-	(424)	-	-	-	-	-	-
Equity in income of SARs	(301)	-	(301)	(2,012)	-	(2,012)	(580)	-	(580)	(2,747)	-	(2,747)
Cash received from SARs	1,371	-	1,371	5,628	-	5,628	1,511	-	1,511	5,348	-	5,348
Acquisition costs	4	-	4	643	-	643	-	-	-	-	-	-
Depreciation and amortization	10,128	39	10,167	39,529	123	39,652	8,617	32	8,649	34,505	138	34,643
Funds From Operations (FFO)*	17,933	1,142	19,075	71,883	(524)	71,359	16,826	(627)	16,199	67,114	2,089	69,203
EPS	$ 0.09 $	0.01 $	0.10	$ 0.39 $	(0.01) $	0.38	$ 0.10 $	(0.01) $	0.09	$ 0.43 $	0.03 $	0.45
FFO per Share*	$ 0.23 $	0.01 $	0.24	$ 0.98 $	(0.01) $	0.98	$ 0.24 $	(0.01) $	0.23	$ 0.95 $	0.03 $	0.98
Weighted Average Shares			79,681			73,001			70,481			70,481

*See page 27 for a reconciliation of Net Income to FFO and FFO+GOS and page 28 for definitions of FFO and FFO+GOS



Segment Information*
($ in thousands except per share amounts)

	Year Ended December 31, 2009			Year Ended December 31, 2008			Year Ended December 31, 2007		
	Real Estate	Investment Banking	Total	Real Estate	Investment Banking	Total	Real Estate	Investment Banking	Total
Revenue:									
Rental Income	$ 122,074	$ -	$ 122,074	$ 111,198	$ -	$ 111,198	$ 100,961	$ -	$ 100,961
Syndication Fees	-	2,428	2,428	-	3,766	3,766	-	8,986	8,986
Transaction Fees	-	2,080	2,080	-	3,641	3,641	-	9,898	9,898
Management Fees & Interest Income	1,740	-	1,740	1,739	-	1,739	7,026	4	7,030
Other Income	61	-	61	72	-	72	83	35	118
Total Revenue	123,875	4,508	128,383	113,009	7,407	120,416	108,070	18,923	126,993
Expenses									
Rental Operating Expenses	30,822	-	30,822	28,999	-	28,999	26,171	-	26,171
Real Estate Taxes and Insurance	19,228	-	19,228	17,740	-	17,740	16,535	-	16,535
Depreciaton and Amortization	36,170	123	36,293	30,222	138	30,360	29,200	134	29,334
Selling, general and administrative	4,828	4,063	8,891	4,229	4,039	8,268	3,440	4,026	7,466
Commissions and Broker Expenses	-	1,801	1,801	100	2,051	2,151	-	4,737	4,737
Interest & Commitment Fees	6,570	-	6,570	4,921	-	4,921	7,684	-	7,684
Total Expenses	97,618	5,987	103,605	86,211	6,228	92,439	83,030	8,897	91,927
Income before Equity, Interest and Taxes	26,257	(1,479)	24,778	26,798	1,179	27,977	25,040	10,026	35,066
Interest Income	93	4	97	709	36	745	2,317	60	2,377
Equity Income SARs	1,994	-	1,994	2,747	-	2,747	(464)	-	(464)
Income before Taxes	28,344	(1,475)	26,869	30,254	1,215	31,469	26,893	10,086	36,979
Income Taxes	249	(828)	(579)	246	(736)	(490)	226	647	873
Income from continuing operations	28,095	(647)	27,448	30,008	1,951	31,959	26,667	9,439	36,106
Income from discontinued operations	-	-	-	-	-	-	1,190	-	1,190
Gain on sale of assets	424	-	424	-	-	-	23,789	-	23,789
Net Income	**$ 28,519**	**$ (647)**	**$ 27,872**	**$ 30,008**	**$ 1,951**	**$ 31,959**	**$ 51,646**	**$ 9,439**	**$ 61,085**
Funds From Operations (FFO)*									
Net Income	$ 28,519	$ (647)	$ 27,872	$ 30,008	$ 1,951	$ 31,959	$ 51,646	$ 9,439	$ 61,085
Gain on sale of assets, net	(424)	-	(424)	-	-	-	(23,789)	-	(23,789)
Equity in income of SARs	(2,012)	-	(2,012)	(2,747)	-	(2,747)	472	-	472
Cash received from SARs	5,628	-	5,628	5,348	-	5,348	1,806	-	1,806
	643	-	643	-	-	-	-	-	-
Depreciation and amortization	39,529	123	39,652	34,505	138	34,643	35,340	135	35,475
Funds From Operations (FFO)*	**71,883**	**(524)**	**71,359**	**67,114**	**2,089**	**69,203**	**65,475**	**9,574**	**75,049**
EPS	$ 0.39	$ (0.01)	$ 0.38	$ 0.43	$ 0.03	$ 0.45	$ 0.73	$ 0.13	$ 0.86
FFO per Share*	$ 0.98	$ (0.01)	$ 0.98	$ 0.95	$ 0.03	$ 0.98	$ 0.93	$ 0.14	$ 1.06
Weighted Average Shares			73,001			70,481			70,651

*See page 27 for a reconciliation of Net Income to FFO and FFO+GOS and page 28 for definitions of FFO and FFO+GOS



Property Net Operating Income (NOI): Cash and GAAP Basis
(in thousands)

Property NOI Cash*

Region	Division	31-Dec-09 Sq Feet	Three Months Ended 31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	Year Ended 2009 Total	Three Months Ended 31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	Year Ended 2008 Total
Eastern	Mideast	1,535	$ 3,740 $	3,803 $	4,401 $	4,839	$ 16,783	$ 3,321 $	3,230 $	3,059 $	3,470	$ 13,080
Midwest	East North Central	597	1,524	1,578	1,108	1,129	5,339	1,537	1,443	1,400	1,393	5,773
	West North Central	630	1,689	1,758	2,653	1,867	7,967	1,132	1,228	1,381	1,312	5,053
		1,227	3,213	3,336	3,761	2,996	13,306	2,669	2,671	2,781	2,705	10,826
South	Southeast	600	2,220	2,213	2,353	2,138	8,924	2,403	2,507	2,370	2,149	9,429
	Southwest	1,489	5,203	4,953	4,718	4,370	19,244	4,574	4,850	4,954	4,944	19,322
		2,089 #	7,423	7,166	7,071	6,508	28,168	6,977	7,357	7,324	7,093	28,751
West	Mountain	792	3,194	3,519	3,003	3,126	12,842	2,996	2,969	3,020	2,994	11,979
	Pacific	299	375	311	460	364	1,510	322	359	313	237	1,231
		1,091	3,569	3,830	3,463	3,490	14,352	3,318	3,328	3,333	3,231	13,210
Total		5,942	$ 17,945 $	18,135 $	18,696 $	17,833	$ 72,609	$ 16,285 $	16,586 $	16,497 $	16,499	$ 65,867

Property NOI GAAP*

Region	Division	31-Dec-09 Sq Feet	Three Months Ended 31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	Year Ended 2009 Total	Three Months Ended 31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	Year Ended 2008 Total
Eastern	Mideast	1,535	$ 3,749 $	3,726 $	4,483 $	5,232	$ 17,190	$ 3,339 $	3,289 $	3,131 $	3,554	$ 13,313
Midwest	East North Central	597	1,570	1,592	1,161	1,191	5,514	1,619	1,479	1,496	1,561	6,155
	West North Central	630	1,606	1,667	2,626	2,016	7,915	1,043	1,157	1,279	1,215	4,694
		1,227	3,176	3,259	3,787	3,207	13,429	2,662	2,636	2,775	2,776	10,849
South	Southeast	600	2,391	2,343	2,477	2,245	9,456	2,342	2,410	2,263	2,336	9,351
	Southwest	1,489	5,265	4,828	4,820	4,643	19,556	4,708	4,933	5,095	5,042	19,778
		2,089	7,656	7,171	7,297	6,888	29,012	7,050	7,343	7,358	7,378	29,129
West	Mountain	792	3,334	3,548	3,019	3,114	13,015	3,139	3,190	3,231	3,068	12,628
	Pacific	299	404	339	515	425	1,683	345	385	347	276	1,353
		1,091	3,738	3,887	3,534	3,539	14,698	3,484	3,575	3,578	3,344	13,981
Total		5,942	$ 18,319 $	18,043 $	19,101 $	18,866	$ 74,329	$ 16,535 $	16,843 $	16,842 $	17,052	$ 67,272

*See page 31 for a reconciliation of Net Income to Property NOI cash and Property NOI GAAP.

Capital Analysis
(in thousands, except per share amounts)

		31-Mar-09		30-Jun-09		30-Sep-09		31-Dec-09		31-Mar-08		30-Jun-08		30-Sep-08		31-Dec-08
Market Data:																	
Shares Outstanding		70,481		70,481		79,681		79,681		70,481		70,481		70,481		70,481
Closing market price per share	$	12.30	$	13.25	$	13.10	$	14.61	$	14.32	$	12.64	$	13.00	$	14.75
Market capitalization	$	866,913	$	933,869	$	1,043,817	$	1,164,135	$	1,009,284	$	890,876	$	916,249	$	1,039,590
Dividend Data:																	
Total dividends paid	$	13,391	$	13,391	$	13,391	$	15,313	$	21,849	$	21,849	$	13,391	$	13,391
Common dividend per share	$	0.19	$	0.19	$	0.19	$	0.19	$	0.31	$	0.31	$	0.19	$	0.19
Quarterly dividend as a % of FFO*		76%		76%		76%		79%		140%		108%		78%		83%
Liquidity:																	
Cash and cash equivalents	$	27,650	$	24,542	$	26,385	$	27,404	$	32,227	$	34,386	$	34,527	$	29,244
Revolving credit facilities:																	
Gross potential available under current credit facilities		250,000		250,000		250,000		250,000		250,000		250,000		250,000		250,000
Less:																	
Outstanding balance		(72,468)		(124,038)		(91,008)		(109,008)		(84,750)		(109,955)		(105,118)		(67,468)
Total Liquidity	$	205,182	$	150,504	$	185,377	$	168,396	$	197,477	$	174,431	$	179,409	$	211,776

*See page 27 for a reconciliation of Net Income to FFO and FFO+GOS and page 28 for definitions of FFO and FFO+GOS

Property by Form of FSP Participation
December 31, 2009



Property by Form of FSP Participation

	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09	31-Dec-08	30-Sep-08
Owned portfolio of commercial real estate:						
Number of properties	32	32	31	29	29	27
Square feet	5,942,414	5,934,624	5,682,011	5,417,515	5,417,515	5,153,737
Leased percentage	84%	90%	92%	93%	93%	93%
Investments in non-consolidated commercial real estate:						
Number of properties	3	3	3	2	2	2
Square feet	1,995,041	1,995,041	1,994,686	1,461,224	1,461,224	1,461,224
Leased percentage	78%	78%	78%	79%	80%	79%
Single Asset REITs (SARs) managed:						
Number of properties	11	9	9	10	10	10
Square feet *	2,406,370	2,155,201	2,154,079	2,684,561	2,684,561	2,683,105
Leased percentage*	91%	90%	87%	88%	92%	92%
Total owned, investments and managed properties:						
Number of properties	46	44	43	41	41	39
Square feet *	10,343,825	10,084,866	9,830,776	9,563,300	9,563,300	9,298,066
Leased percentage*	85%	88%	88%	90%	91%	90%

*Excludes a property to be constructed with approximately 285,000 square feet



Regional Analysis and Map
(as of December 31, 2009)

Owned:

Name	City	State	Region	Square Feet
Park Seneca	Charlotte	NC	East	109,550
Forest Park	Charlotte	NC	East	62,212
Meadow Point	Chantilly	VA	East	136,683
Stonecroft	Chantilly	VA	East	111,469
Fairview	Falls Church	VA	East	252,613
Innsbrook	Glen Allen	VA	East	303,745
East Baltimore	Baltimore	MD	East	325,410
Loudoun Tech Center	Dulles	VA	East	135,888
Bollman Place (1)	Savage	MD	East	98,745
Southfield Centre	Southfield	MI	MidWest	214,697
Northwest Point	Elk Grove Village	IL	MidWest	176,848
River Crossing	Indianapolis	IN	MidWest	205,059
Timberlake	Chesterfield	MO	MidWest	232,766
Timberlake East	Chesterfield	MO	MidWest	116,312
Lakeside Crossing	Maryland Heights	MO	MidWest	127,778
Eden Bluff	Eden Prairie	MN	MidWest	153,028
Blue Lagoon Drive	Miami	FL	South	212,619
One Overton Place	Atlanta	GA	South	387,267
Willow Bend Office Center	Plano	TX	South	116,622
Park Ten	Houston	TX	South	155,715
Addison Circle	Addison	TX	South	293,787
Collins Crossing	Richardson	TX	South	298,766
Eldridge Green	Houston	TX	South	248,399
Park Ten Phase II	Houston	TX	South	156,746
Liberty Plaza	Addison	TX	South	218,934
Centennial Technology Center	Colorado Springs	CO	West	110,730
380 Interlocken	Broomfield	CO	West	240,184
Greenwood Plaza	Englewood	CO	West	199,077
390 Interlocken	Broomfield	CO	West	241,516
Hillview Center	Milpitas	CA	West	36,288
Federal Way	Federal Way	WA	West	117,010
Montague Business Center	San Jose	CA	West	145,951
Total				**5,942,414**

Managed:

Name	City	State	Region	Square Feet
1441 Main Street	Columbia	SC	East	267,956
303 East Wacker Drive	Chicago	IL	MidWest	844,081
505 Waterford	Plymouth	MN	MidWest	256,348
50 South Tenth Street	Minneapolis	MN	MidWest	498,768
Grand Boulevard	Kansas City	MO	MidWest	532,453
Lakeside Crossing II	Maryland Heights	MO	MidWest	116,000
Centre Pointe V	West Chester	OH	MidWest	135,936
Satellite Place	Duluth	GA	South	134,785
5601 Executive Drive	Irving	TX	South	152,121
Galleria North	Dallas	TX	South	379,518
Energy Tower I	Houston	TX	South	325,796
Phoenix Tower	Houston	TX	South	618,507
Highland Place I	Centennial	CO	West	139,142
Total (2)				**4,401,411**

(1) Industrial property, all others are office properties
(2) Excludes property under construction in Broomfield, Co of approximately 285,000 square feet

Properties by Division/Region
($ in thousands)

	# of Properties	Square Feet	% of Portfolio	NBV (a) 31-Dec-09	% Leased 31-Dec-09
East Region Total	**9**	**1,536,315**	**25.9**	**$ 236,305**	**77.83%**
East North Central Division	3	596,604	10.0	81,646	82.21%
West North Central	4	629,884	10.6	87,181	99.62%
Midwest Region Total	**7**	**1,226,488**	**20.6**	**168,827**	**91.15%**
Southeast	2	599,886	10.1	123,695	93.74%
Southwest	7	1,488,969	25.1	228,838	80.04%
South Region Total	**9**	**2,088,855**	**35.2**	**352,533**	**83.98%**
Mountain	4	791,507	13.3	127,985	92.57%
Pacific	3	299,249	5.0	36,183	71.12%
West Region Total	**7**	**1,090,756**	**18.3**	**164,168**	**86.68%**
Grand Total	**32**	**5,942,414**	**100.0**	**$ 921,833**	**84.36%**

(a) NBV is for real estate assets, excluding intangibles



OFFICE BUILDING - OWNED
INDUSTRIAL PROPERTY
OFFICE BUILDING - MANAGED
OFFICE BUILDING - MANAGED UNDER CONSTRUCTION



Owned Property List

Region	Division	Name	City	State	S.F.	NBV (1) 31-Dec-09	% Leased 31-Dec-09
		(in thousands)					
West	Pacific	Hillview Center	Milpitas	CA	36	$ 4,246	100.0%
West	Pacific	Montague Business Center	San Jose	CA	146	17,190	100.0%
West	Mountain	380 Interlocken	Broomfield	CO	240	43,266	87.0%
West	Mountain	390 Interlocken	Broomfield	CO	242	43,249	98.5%
West	Mountain	Centennial Technology Center	Colorado Springs	CO	111	11,913	78.5%
West	Mountain	Greenwood Plaza	Englewood	CO	199	29,558	100.0%
South	Southeast	Blue Lagoon Drive	Miami	FL	213	48,102	100.0%
South	Southeast	One Overton Place	Atlanta	GA	387	75,593	90.3%
MidWest	East North Central	Northwest Point	Elk Grove Village	IL	177	30,098	100.0%
MidWest	East North Central	River Crossing	Indianapolis	IN	205	36,679	94.7%
East	Mideast	East Baltimore	Baltimore	MD	325	56,589	94.8%
East	Mideast	Bollman Place	Savage	MD	99	5,027	100.0%
MidWest	East North Central	Southfield Centre	Southfield	MI	215	14,868	55.6%
MidWest	West North Central	Eden Bluff - Eden Prairie	Eden Prairie	MN	153	14,597	100.0%
MidWest	West North Central	Timberlake	Chesterfield	MO	233	36,364	99.0%
MidWest	West North Central	Timberlake East	Chesterfield	MO	116	18,575	99.9%
MidWest	West North Central	Lakeside Crossing	Maryland Heights	MO	128	17,645	100.0%
East	Mideast	Park Seneca	Charlotte	NC	110	7,687	86.3%
East	Mideast	Forest Park	Charlotte	NC	62	6,410	100.0%
South	Southwest	Addison Circle	Addison	TX	294	48,241	61.3%
South	Southwest	Liberty Plaza	Addison	TX	219	25,371	71.5%
South	Southwest	Park Ten	Houston	TX	156	18,946	62.1%
South	Southwest	Eldridge Green	Houston	TX	248	43,623	100.0%
South	Southwest	Park Ten Phase II	Houston	TX	157	31,720	97.8%
South	Southwest	Willow Bend Office Center	Plano	TX	117	18,097	49.8%
South	Southwest	Collins Crossing	Richardson	TX	299	42,839	100.0%
East	Mideast	Meadow Point	Chantilly	VA	137	19,095	50.3%
East	Mideast	Stonecroft	Chantilly	VA	111	19,873	100.0%
East	Mideast	Loudoun Tech Center	Dulles	VA	136	17,758	100.0%
East	Mideast	Fairview	Falls Church	VA	253	61,615	100.0%
East	Mideast	Innsbrook	Glen Allen	VA	304	42,252	20.8%
West	Pacific	Federal Way	Federal Way	WA	117	14,747	26.1%
					5,942	$ 921,833	84.4%

(1) NBV is for real estate assets, excluding intangibles

FRANKLIN STREET PROPERTIES

Properties with annualized rent per square foot

Property Name	City	State	Year Built or Renovated	Net Rentable Square Feet	Leased Sq. Ft.	Percentage Leased as of December 31, 2009 (a)	Annualized Rent as of as of December 31, 2009 (b)	Average Annualized Rent per Leased Square Feet (c)
Park Seneca	Charlotte	NC	1969	109,550	94,575	86.33%	1,422,561	$ 15.04
Forest Park	Charlotte	NC	1999	62,212	62,212	100.00%	855,162	13.75
Meadow Point	Chantilly	VA	1999	136,683	68,725	50.28%	186,732	2.72 (b)
Innsbrook	Glen Allen	VA	1999	303,745	63,118	20.78%	840,930	13.32
East Baltimore	Baltimore	MD	1989	325,410	308,401	94.77%	8,190,610	26.56
Loudoun Tech Center	Dulles	VA	1999	135,888	135,888	100.00%	1,685,767	12.41
Bollman Place	Savage	MD	1984	98,745	98,745	100.00%	611,232	6.19
Stonecroft	Chantilly	VA	2008	111,469	111,469	100.00%	4,095,160	36.74
Fairview Park	Falls Church	VA	2001	252,613	252,613	100.00%	6,523,980	25.83
East total				1,536,315	1,195,746	77.83%	24,412,134	20.42
Southfield Centre	Southfield	MI	1977	214,697	119,396	55.61%	1,441,108	12.07
Northwest Point	Elk Grove Village	IL	1999	176,848	176,848	100.00%	3,205,146	18.12
River Crossing	Indianapolis	IN	1998	205,059	194,246	94.73%	4,721,703	24.31
Timberlake	Chesterfield	MO	1999	232,766	230,347	98.96%	4,690,866	20.36
Timberlake East	Chesterfield	MO	2000	116,312	116,197	99.90%	2,559,445	22.03
Lakeside Crossing	Sl. Louis	MO	2008	127,778	127,778	100.00%	2,883,950	22.57
Eden Bluff	Eden Praire	MN	2006	153,028	153,028	100.00%	3,884,765	25.39
Midwest total				1,226,488	1,117,840	91.14%	23,386,983	20.92
Blue Lagoon Drive	Miami	FL	2002	212,619	212,619	100.00%	4,597,571	21.62
One Overton Place	Atlanta	GA	2002	387,267	349,728	90.31%	9,211,587	26.34
Willow Bend Office Center	Plano	TX	1999	116,622	58,071	49.79%	1,003,904	17.29
Park Ten	Houston	TX	1999	155,715	96,696	62.10%	2,547,543	26.35
Addison Circle	Addison	TX	1999	293,787	180,006	61.27%	4,156,760	23.09
Collins Crossing	Richardson	TX	1999	298,766	298,766	100.00%	7,711,008	25.81
Eldridge Green	Houston	TX	1999	248,399	248,399	100.00%	6,655,927	26.80
Park Ten Phase II	Houston	TX	2006	156,746	153,326	97.82%	3,989,925	26.02
Liberty Plaza	Addison	TX	1985	218,934	156,559	71.51%	3,396,852	21.70
South Total				2,088,855	1,754,170	83.98%	43,271,077	24.67
Centennial Technology Center	Colorado Springs	CO	1999	110,730	86,910	78.49%	1,316,959	15.15
380 Interlocken	Broomfield	CO	2000	240,184	208,844	86.95%	7,362,819	35.26
Greenwood Plaza	Englewood	CO	2000	199,077	199,077	100.00%	8,097,285	40.67
390 Interlocken	Broomfield	CO	2002	241,516	237,837	98.48%	6,089,039	25.60
Hillview Center	Milpitas	CA	1984	36,288	36,288	100.00%	527,681	14.54
Federal Way	Federal Way	WA	1982	117,010	30,592	26.14%	355,957	11.64
Montague Business Center	San Jose	CA	1982	145,951	145,951	100.00%	2,010,109	13.77
West Total				1,090,756	945,499	86.68%	25,759,849	27.24
Grand Total				5,942,414	5,013,255	84.36%	$ 116,830,043	$ 23.30

(a) Based on all leases in effect, including month-to-month tenants, divided by the Property's net rentable square footage.
(b) Represents gross rental charges for the month of December 2009 (including month-to-month leases) multiplied by 12, which can result in unusual per square foot amounts calculated when there are free rent periods (usually with new leases).
(c) Represents the annualized rent as of December 2009 divided by leased square feet.



FRANKLIN STREET PROPERTIES

Owned Property Capital Expenditures (in thousands)

	For the Three Months Ended				Year Ended
	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	31-Dec-09
Tenant improvements	$ 1,373	$ 912	$ 931	$ 1,528	$ 4,744
Deferred leasing costs	162	1,395	645	457	2,659
Building improvements	466	116	265	619	1,466
Total	**$ 2,001**	**$ 2,423**	**$ 1,841**	**$ 2,604**	**$ 8,869**

	For the Three Months Ended				Year Ended
	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	31-Dec-08
Tenant improvements	$ 2,337	$ 560	$ 1,667	$ 823	$ 5,387
Deferred leasing costs	817	1,313	305	919	3,354
Building improvements	197	372	740	419	1,728
Total	**$ 3,351**	**$ 2,245**	**$ 2,712**	**$ 2,161**	**$ 10,469**



FRANKLIN STREET PROPERTIES

20 Largest tenants with annualized rent and remaining term

As of December 31, 2009

	Tenant Name	Number of Leases	Remaining Lease Term in Months	Aggregate Leased Square Feet	% of Aggregate Leased Square Feet	Annualized Rent (a) (in 000's)	% of Aggregate Annualized Rent
1	Noblis, Inc. (e)	1	85	252,613	4.25%	$ 6,524	5.59%
2	CITGO Petroleum Corporation (b)	1	146	248,399	4.18%	6,656	5.70%
3	Tektronix Texas, LLC	1	6	241,372	4.06%	6,385	5.47%
4	Burger King Corporation	1	105	212,619	3.58%	4,598	3.94%
5	New Era of Networks Inc	1	4	199,077	3.35%	8,097	6.93%
6	RGA Reinsurance Company	1	60	185,501	3.12%	3,604	3.09%
7	Citicorp Credit Services, Inc. (c)	1	84	176,848	2.98%	3,158	2.70%
8	C.H. Robinson Worldwide, Inc. (d)	1	138	153,028	2.58%	3,885	3.33%
9	Geisecke & Devrient America, Inc.	1	62	135,888	2.29%	1,686	1.44%
10	Murphy Exploration & Production Company	1	88	133,786	2.25%	3,514	3.01%
11	Monsanto Company	1	61	127,778	2.15%	2,884	2.47%
12	Northrop Grumman Systems Corporation (d)	1	100	111,469	1.88%	4,095	3.51%
13	Maines Paper & Food Service, Inc.	1	47	98,745	1.66%	611	0.52%
14	Amdocs, Inc.	1	17	91,928	1.55%	2,062	1.77%
15	County of Santa Clara	1	96	90,467	1.52%	1,268	1.09%
16	Ober, Kaler, Grimes & Shriver	1	15	89,885	1.51%	2,490	2.13%
17	Vail Holdings, Inc.	1	111	83,620	1.41%	2,082	1.78%
18	International Business Machines Corp.	1	31	83,209	1.40%	978	0.84%
19	Corporate Holdings, LLC	1	51	81,818	1.38%	2,151	1.84%
20	Noble Royalties, Inc.	1	59	78,344	1.32%	2,039	1.75%
				2,876,394	**48.40%**	**$ 68,766**	**58.88%**

(a) Annualized rent represents the monthly rent, including tenant reimbursements, for each lease in effect at December 31, 2009 mulitplied by 12. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

(b) On January 20, 2010, the Company signed a new lease at a Houston, Texas property, for approximately 248,000 square feet of space with one of its current tenants, CITGO Petroleum Corporation, effectively extending the lease expiration from February 29, 2012 to February 28, 2022.

(c) The lease with Citicorp Credit Services, Inc. is guaranteed by Citigroup.

(d) Acquired in June 2009.

(e) Acquired in September 2009.

Twenty Largest Tenants, Industry Profile
(as a percentage of square feet)



Industry	% of Porfolio
Computer Consulting Services	30%
Energy	16%
Food	15%
General Consulting	9%
Insurance	7%
Banks and Credit Services	6%
Transportation/Logistics	5%
Government	3%
Legal Services	3%
Resorts	3%
Real Estate Holding Companies	3%
	100.0%

Lease Expirations by Square Feet
(as of December 31, 2009)

Year	Total Square Feet	% of Square Feet Commercial
2010	797,637	13.4%
2011	402,779	6.8%
2012	433,197	7.3%
2013	354,393	6.0%
2014	585,420	9.8%
2015	467,676	7.9%
2016	487,849	8.2%
2017	523,658	8.8%
2018	394,913	6.6%
2019	88,719	1.5%
2020	75,587	1.3%
2021	153,028	2.6%
2022	248,399	4.2%
Vacant	929,159	15.6%
Total	**5,942,414**	**100.0%**





Lease Expirations with annualized rent per square foot

Franklin Street Properties
Year End Expiration Report
as of December 31, 2009

Year of Lease Expiration December 31,	Number of Leases Expiring Within the Year	Rentable Square Footage Subject to Expiring Leases	Annualized Rent Under Expiring Leases (a)	Annualized Rent Per Square Foot Under Expiring Leases	Percentage of Total Final Annualized Rent Under Expiring Leases	Cumulative Total
2010	96 (b)	797,637	22,824,562	28.62	19.54%	19.54%
2011	34	402,779	9,352,006	23.22	8.00%	27.54%
2012	39 (c)	433,197	9,201,711	21.24	7.88%	35.42%
2013	27	354,393	6,472,017	18.26	5.54%	40.96%
2014	22	585,420	12,447,673	21.26	10.65%	51.61%
2015	16	467,676	8,778,595	18.77	7.51%	59.13%
2016	7	487,849	11,500,538	23.57	9.84%	68.97%
2017	5	523,658	12,370,759	23.62	10.59%	79.56%
2018	5	394,913	10,620,629	26.89	9.09%	88.65%
2019	2	88,719	2,302,286	25.95	1.97%	90.62%
2020 and thereafter	4 (c)	477,014	10,959,267	22.97	9.38%	100.00%
	257	5,013,255	116,830,043	23.30	100.00%	
Vacancies as of 12/31/09		929,159				
Total Portfolio Square Footage		5,942,414				

(a) Annualized rent represents the monthly rent, including tenant reimbursements, for each lease in effect at December 31, 2009 mulitplied by 12. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

(b) 30 Leases are Month-to-Month

(c) On January 20, 2010, the Company signed a new lease at a Houston, Texas property, for approximately 248,000 square feet of space with one of its current tenants, CITGO Petroleum Corporation, effectively extending the lease expiration from February 29, 2012 to February 28, 2022.

Capital Recycling ($ in thousands)

Acquisitions:

	State/Region	Property Type	Square Feet	Date Acquired	Purchase Price
2009					
Stonecroft-Chantilly	VA/East	Office	111,469	6/26/09	$ 29,000
Eden Bluff - Eden Prairie	MN/Midwest	Office	153,028	6/30/09	22,784
Fairview	VA/East	Office	252,613	9/30/09	73,000
2008					
Park Ten Phase II	TX/South	Office	156,746	5/15/08	35,079
Lakeside Crossing	MO/Midwest	Office	127,778	12/11/08	20,003
Loudoun Tech Center	VA/East	Office	135,888	12/23/08	18,628
2007					
East Baltimore	MD/East	Office	325,298	6/13/07	63,592
2006					
Liberty Plaza	TX/South	Office	218,934	2/24/06	26,472
Innsbrook	VA/East	Office	297,789	5/1/06	48,240
380 Interlocken	CO/West	Office	240,184	5/1/06	47,587
Blue Lagoon Drive	FL/South	Office	212,619	5/1/06	56,051
Eldridge Green	TX/South	Office	248,399	5/1/06	53,435
Willow Bend Office Center	TX/South	Office	116,622	5/1/06	19,713
One Overton Place	GA/South	Office	387,267	6/27/06	85,284
390 Interlocken	CO/West	Office	241,516	12/21/06	46,459
2005					
Greenwood Plaza	CO/West	Office	199,077	2/24/05	44,116
Addison Circle	TX/South	Office	293,787	5/1/05	56,295
Royal Ridge	GA/South	Office	161,366	5/1/05	27,391
Collins Crossing	TX/South	Office	298,766	5/1/05	53,667
Montague Business Center	CA/West	Office	145,951	5/1/05	20,147
River Crossing	IN/Midwest	Office	205,059	7/6/05	42,016

Dispositions:

	State/Region	Property Type	Square Feet	Date Sold	Net Sales Proceeds	Gain (Loss) on Sale
2007						
Piedmont Center	SC/East	Office	144,029	1/31/07	$ 5,830	$ (4,849)
Royal Ridge	GA/South	Office	161,366	6/21/07	32,535	6,601
Goldentop Technology Center	CA/West	Office	141,405	6/27/07	36,199	14,741
Lyberty Way	MA/East	Office	104,711	7/16/07	10,861	1,942
Austin N.W. (Canyon Hills)	TX/South	Office	68,533	12/20/07	10,429	257
2006						
Merrywood Apartments	TX/South	Apt	231,363	5/24/06	18,204	2,373
Santa Clara	CA/West	Office	40,280	5/31/06	8,188	1,557
Fair Lakes	VA/East	Office	210,613	5/31/06	61,412	24,240
One Technology Drive	MA/East	Industrial	188,000	8/10/06	15,995	6,366
Plaza Ridge	VA/East	Office	158,016	11/16/06	58,022	27,941
North Andover Office Park	MA/East	Office	92,913	11/21/06	11,362	3,810
2005						
Blue Ravine	CA/West	Office	47,058	7/13/05	4,764	(1,124)
Silverside Plantation	LA/South	Apt	223,812	9/19/05	22,280	7,265
Gateway Crossing	MD/East	Office	188,819	9/20/05	25,949	6,807
Essex Lane Associates	TX/South	Apt	118,798	10/5/05	13,752	5,112
Gael Apartments	TX/South	Apt	187,338	10/5/05	22,715	5,151
Telecom Business Center	CA/West	Office	101,726	12/8/05	22,570	6,943

Investment Banking Performance



Gross Syndication Proceeds
($ in millions)
203.1
210.1
231.1
208.2
138.8
170.2
147.5
57.4
40.4
2001
2002
2003
2004
2005
2006
2007
2008
2009

FFO and FFO+GOS Reconciliations
(in thousands, except per share amounts)

	For the three months ended:								For the year ended		
	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	2009	2008	2007
Net income	$ 7,808	$ 4,865	$ 6,941	$ 8,258	$ 7,386	$ 10,534	$ 7,419	$ 6,619	$ 27,872	$ 31,958	$ 61,085
(Gain) Loss on sale of assets	-	-	-	(424)	-	-	-	-	(424)	-	(23,789)
GAAP income from non-consolidated REITs	(792)	(443)	(475)	(301)	(793)	(694)	(679)	(580)	(2,011)	(2,746)	472
Distributions from non-consolidated REITs	1,615	1,523	1,119	1,371	546	1,731	1,561	1,510	5,628	5,348	1,806
Acquisition costs	-	248	391	4	-	-	-	-	643	-	-
Depreciation & amortization	8,707	11,216	9,561	10,167	8,498	8,712	8,784	8,650	39,651	34,644	35,475
Funds From Operations (FFO)	17,338	17,409	17,537	19,075	15,637	20,283	17,085	16,199	71,359	69,204	75,049
Plus gains on sales of assets (GOS)	-	-	-	424	-	-	-	-	424	-	23,789
FFO+GOS (Total Profits)	$ 17,338	$ 17,409	$ 17,537	$ 19,499	$ 15,637	$ 20,283	$ 17,085	$ 16,199	$ 71,783	$ 69,204	$ 98,838
Per Share Data:											
EPS	$ 0.11	$ 0.07	$ 0.10	$ 0.10	$ 0.10	$ 0.15	$ 0.11	$ 0.09	$ 0.38	$ 0.45	$ 0.86
FFO	0.25	0.25	0.25	0.24	0.22	0.29	0.24	0.23	0.98	0.98	1.06
GOS	-	-	-	-	-	-	-	-	-	-	0.34
FFO+GOS	0.25	0.25	0.25	0.24	0.22	0.29	0.24	0.23	0.98	0.98	1.40
Weighted Average Shares (basic and diluted)	70,481	70,481	71,281	79,681	70,481	70,481	70,481	70,481	73,001	70,481	70,651



Definition of Funds From Operations ("FFO"), and FFO plus Gains on Sales ("FFO+GOS")

The Company evaluates the performance of its reportable segments based on several measures including, Funds From Operations ("FFO") and FFO plus Gains on Sales ("FFO+GOS" or "Total Profits") as management believes they represent important measures of activity and are an important consideration in determining distributions paid to equity holders. The Company defines FFO as net income (computed in accordance with generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of property, and acquisition costs of newly acquired properties that are not capitalized, plus depreciation and amortization, and after adjustments to exclude non-cash income (or losses) from non-consolidated or Sponsored REITs, plus distributions received from non-consolidated or Sponsored REITs. The Company defines FFO+GOS as FFO as defined above, plus gains (or losses) from sales of properties and provisions for assets held for sale, if applicable.

FFO and FFO+GOS should not be considered as alternatives to net income (determined in accordance with GAAP), as indicators of the Company's financial performance, nor as alternatives to cash flows from operating activities (determined in accordance with GAAP), nor as measures of the Company's liquidity, nor are they necessarily indicative of sufficient cash flow to fund all of the Company's needs. Other real estate companies may define these terms in a different manner. We believe that in order to facilitate a clear understanding of the results of the Company, FFO and FFO+GOS should be examined in connection with net income and cash flows from operating, investing and financing activities in the consolidated financial statements.



Funds Available for Distribution (FAD) Reconciliation and Definition
(in thousands, except per share amounts)

	For the three months ended:							
	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08
Net income	$ 7,808	$ 4,865	$ 6,941	$ 8,258	$ 7,386	$ 10,534	$ 7,419	$ 6,619
(Gain) Loss on sale of assets	-	-	-	(424)	-	-	-	-
GAAP income from non-consolidated REITs	(792)	(443)	(475)	(301)	(793)	(694)	(679)	(580)
Distributions from non-consolidated REITs	1,615	1,522	1,119	1,371	546	1,731	1,561	1,510
Acquisition costs	-	248	391	4	-	-	-	-
Depreciation & amortization	8,707	11,217	9,561	10,167	8,498	8,712	8,784	8,650
Funds From Operations (FFO)	17,338	17,409	17,537	19,075	15,637	20,283	17,085	16,199
Plus gains on sales of assets (GOS)	-	-	-	424	-	-	-	-
FFO+GOS (Total Profits)	$ 17,338	$ 17,409	$ 17,537	$ 19,499	$ 15,637	$ 20,283	$ 17,085	$ 16,199
Funds Available for Distribution:								
Funds From Operations (FFO)	17,338	17,409	17,537	19,075	15,637	20,283	17,085	16,199
Straight-line rent	(374)	(69)	(405)	(1,030)	(251)	(256)	(347)	(552)
Capital expenditures	(466)	(115)	(265)	(619)	(197)	(373)	(740)	(419)
Funds Available for Distribution (FAD)	$ 16,498	$ 17,225	$ 16,867	$ 17,426	$ 15,189	$ 19,654	$ 15,998	$ 15,228
Per Share Data:								
EPS	$ 0.11	$ 0.07	$ 0.10	$ 0.10	$ 0.10	$ 0.15	$ 0.11	$ 0.09
FFO	0.25	0.25	0.25	0.24	0.22	0.29	0.24	0.23
GOS	-	-	-	0	-	-	-	-
FFO+GOS	0.25	0.25	0.25	0.24	0.22	0.29	0.24	0.23
FAD	0.23	0.24	0.24	0.22	0.22	0.28	0.23	0.22
Weighted Average Shares (basic and diluted)	70,481	70,481	71,281	79,681	70,481	70,481	70,481	70,481

The Company defines FAD as the sum of (1) FFO, (2) less the effect of straight-line rent, (3) less recurring capital expenditures that are generally for maintenance of properties and are not recovered through rental income from tenants, and (4) plus non-cash compensation expenses, if any. FAD should not be considered as an alternative to net income (determined in accordance with GAAP), as an indicator of the Company's financial performance, nor as an alternative to cash flows from operating activities (determined in accordance with GAAP), nor as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Other real estate companies may define this term in a different manner. We believe that in order to facilitate a clear understanding of the results of the Company, FAD should be examined in connection with net income and cash flows from operating, investing and financing activities in the consolidated financial statements.

EBITDA Reconciliation and Definition
(in thousands, except ratio amounts)

	For the three months ended:				Year Ended	For the three months ended:				Year Ended
	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	31-Dec-09	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	31-Dec-08
Net income	$ 7,808	$ 4,865	$ 6,941	$ 8,258	$ 27,872	$ 7,386	$ 10,535	$ 7,419	$ 6,619	$ 31,959
Interest expense	1,577	1,599	1,744	1,650	6,570	1,192	1,051	1,108	1,570	4,921
Depreciation and amortization	8,707	11,216	9,561	10,167	39,651	8,498	8,712	8,784	8,650	34,643
Income taxes	(299)	(75)	(270)	65	(579)	(375)	335	(297)	(153)	(490)
EBITDA	17,793	17,605	17,976	20,140	73,514	16,701	20,633	17,014	16,686	71,033
Interest expense	$ 1,577	$ 1,599	$ 1,744	$ 1,650	$ 6,570	$ 1,192	$ 1,051	$ 1,108	$ 1,570	$ 4,921
Scheduled principal payments (1)	-	-	-	-	-	-	-	-	-	-
Interest and scheduled principal payments	$ 1,577	$ 1,599	$ 1,744	$ 1,650	$ 6,570	$ 1,192	$ 1,051	$ 1,108	$ 1,570	$ 4,921
Interest coverage ratio	11.28	11.01	10.31	12.21	11.19	14.01	19.63	15.36	10.63	14.43
Debt service coverage ratio	11.28	11.01	10.31	12.21	11.19	14.01	19.63	15.36	10.63	14.43

(1) Scheduled principal payments include required principal payments on our unsecured term debt, which are scheduled to commence in November 2011 using a 30 year amortization schedule.

EBITDA, a non-GAAP financial measure, is defined as net income, plus interest expense, income tax expense and depreciation and amortization expense. EBITDA is not intended to represent cash flow for the period, is not presented as an alternative to operating income as an indicator of operating performance, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not indicative of operating income or cash provided by operating activities as determined under GAAP. EBITDA is presented solely as a supplemental disclosure with respect to liquidity because the Company believes it provides useful information regarding the Company's ability to service or incur debt. Because all companies do not calculate EBITDA the same way, this presentation of EBITDA may not be comparable to similarly titled measures of other companies. The Company believes that net income is the financial measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA.



Reconciliation of Net Income to Property NOI: Cash & GAAP Basis
(in thousands)

| | Three months ended: | | | | 2009 | Three months ended: | | | | 2008 |
	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	Total	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	Total
Net Income	$ 7,808	$ 4,865	$ 6,941	$ 8,258	$ 27,872	$ 7,386	$ 10,535	$ 7,419	$ 6,619	$ 31,959
Add (deduct):										
Investment banking segment net loss (income)	778	346	625	(1,103)	646	488	(3,352)	253	660	(1,951)
Gain on sale of assets	-	-	-	(424)	(424)	-	-	-	-	-
Management fees (before elimination)	(425)	(398)	(402)	(408)	(1,633)	(545)	(533)	(549)	(545)	(2,172)
Depreciation and Amortization	7,887	10,200	8,768	9,314	36,169	7,326	7,556	7,628	7,712	30,222
Amortization of favorable leases	793	992	759	815	3,359	1,139	1,120	1,118	906	4,283
Selling, general and administrative	983	1,163	1,324	1,359	4,829	895	1,534	945	854	4,228
Interest expense	1,577	1,599	1,744	1,650	6,570	1,192	1,051	1,108	1,570	4,921
Interest income	(347)	(136)	(170)	(278)	(931)	(612)	(360)	(314)	(234)	(1,520)
Equity in earnings of nonconsolidated REITs	(792)	(443)	(475)	(283)	(1,993)	(793)	(694)	(680)	(580)	(2,747)
Non-property specific income and expenses, net	57	(145)	(13)	(34)	(135)	59	(14)	(86)	91	50
GAAP Property NOI	18,319	18,043	19,101	18,866	74,329	16,535	16,843	16,842	17,053	67,273
Straight-line rent	(374)	92	(405)	(1,033)	(1,720)	(250)	(257)	(345)	(554)	(1,406)
Cash Property NOI	$ 17,945	$ 18,135	$ 18,696	$ 17,833	$ 72,609	$ 16,285	$ 16,586	$ 16,497	$ 16,499	$ 65,867